Exhibit 4.34

August 25, 2017

Charles Zhang

Chairman of the Board

Changyou.com Limited

Dear Charles,

Please accept my formal resignation as follows:

a)    I hereby resign from my position as Chief Financial Officer of Changyou.com Limited, a Cayman Islands company (“Changyou”), effective at the close of business on August 31, 2017 (the “Termination Date”).

b)    Commencing on September 1, 2017 and ending February 28, 2018 (the “Consulting Period”), I will serve as a consultant to Changyou, reporting to Mr. Dewen Chen, Changyou’ CEO. My pretax consulting fees shall be RMB 175,000 per calendar month, which shall be paid on a monthly basis in arrears on the last day of each calendar month. During the Consulting Period, I will be free to seek full-time employment with or provide consulting services to, or to serve as a member of the board of directors of, other entities.

c)    Changyou and I hereby agree that, for one year after the Termination Date (the “Non-compete Period”), I will not, on my own behalf, or as owner, manager, stockholder (other than as stockholder of less than 2% of the outstanding stock of a company that is publicly-traded or listed on a stock exchange), consultant, director, officer or employee of or in any other manner connected with any business entity, participate or be involved in any Competitor without the prior written authorization of Charles Zhang. “Competitor” means any business of the type and character of business in which Changyou engages or proposes to engage and may include, without limitation, an individual, company, enterprise, partnership enterprise, government office, committee, social organization or other organization that, in any event, produces, distributes or provides the same or substantially similar kind of product or service as does Changyou. “Competitors” include, without limitation: Tencent Holdings Limited; NetEase.com, Inc. ; Kingsoft Corporation Limited; IGG Inc; NetDragon Websoft Inc.; Kalends Inc. ; Perfect World Co., Ltd; Century Cruises (formerly known as Giant Interactive Group Inc.); Shulong Technologies (formerly known as Shanda Games Limited); Duowan.com, operated by YY Inc.; game.sina.com.cn, operated by Sina Corporation; Focus Media Group; Wanda Group company, and such other companies as are described as competitors in Changyou’s annual report on Form 20-F for the fiscal year ended December 31, 2016.

d)    Changyou and I agree that paragraph (c) of this letter agreement will replace Section 1 of the Employee Non-Competition, Non-Solicitation, Confidential Information and Work Product Agreement dated as of January 1, 2015 between Changyou and me (the “Employee Obligations Agreement”), and that Section 2 of the Employee Obligations Agreement will remain in effect in accordance with its existing terms, except that it will remain in effect during the Non-compete Period hereunder rather than for the period provided in the Employee Obligations Agreement, and all other provisions of the Employee Obligations Agreement will survive the termination of my employment in accordance with its terms.

e)    Changyou and I hereby agree that my health insurance benefits and life insurance with the same coverage provided to me as described in the Employment Agreement dated as of January 1, 2015 between me and Changyou (the “Employment Agreement”) will be continued through the end of the year of 2017.

f)    Changyou and I hereby agree that I will cooperate with Changyou regarding the transitioning of all my positions and responsibilities in Changyou and all affiliated and related entities of Changyou (collectively with Changyou, the “Changyou Group”) in due course.

g)    Except for Section 6(f), Sections 7, 8, 9, 10, and 11 of the Employment Agreement, which will survive indefinitely, Changyou and I hereby agree that the Employment Agreement will be terminated effective as of the Termination Date.

h)    I hereby agree, on my own behalf, and on behalf of my heirs, successors and assigns, that the terms of this letter agreement will be in complete and final settlement of any and all claims, rights, interests, demands, compensation and damages (“Claims”), whether known or unknown, of every name and nature, both in law and equity, I have or may have, or have ever had from the beginning of the world to this date, against the Changyou Group, or any director, officer, employee, independent contractor, consultant, stockholder, manager, member, partner, trustee, beneficiary or agent of any of the foregoing through the date hereof, in any way relating to or arising out of my employment with Changyou, and the termination of such employment. This release does not release Changyou from any of its obligations under this letter agreement.

i)    Changyou agrees that the terms of this letter agreement will be in complete and final settlement of any and all Claims, whether known or unknown, of every name and nature, both in law and equity, it has or may have, or has ever had from the beginning of the world to this date, against me through the date it has signed this letter agreement, in any way related to or arising out of my employment with Changyou or any of its affiliates or related entities and the termination of such employment. This release does not release me from, or waive any of the rights of Changyou or any other member of the Changyou Group with respect to, (i) any of my obligations under this letter agreement or (ii) any act or omission that constitutes gross negligence, intentional misconduct, fraud, bad faith or a knowing material violation of law.

j)    Neither Changyou or any of its affiliated and related entities nor I will make, publish or state, or cause to be made, published or stated, any defamatory or disparaging statement, writing or communication pertaining to the character, reputation, business practices, competence or conduct of the other or, in the case of Changyou, of any of its affiliated and related entities, or its and their present or former shareholders, directors, officers, employees, agents, representatives or successors.

k)    This letter agreement will be governed by and construed in accordance with the laws of the State of New York, without regard to the doctrine of conflict of laws.

Very truly yours,

/s/ Jasmine Zhou
Jasmine Zhou

Accepted and agreed to:

By:	/s/ Charles Zhang
Charles Zhang
Changyou.com Limited
Chairman of the Board